[redacted]

14041163

RECEIVED
2014 JUL 11 PM 1:15
SEC / MR

7/18/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 68703

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

GCFA SECURITIES, LLC — FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

99 PARK AVENUE, 11TH FLOOR

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

RECEIVED
2014 JUL 11 PM 1:15
SEC / MR

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH SIPKIN (212) – 571 – 0064

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP

10 CUTTER MILL ROAD GREAT NECK NY 11021

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

7/17/14

OATH OR AFFIRMATION

I, ***JOHN C. MAGUIRE*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
GCFA SECURITIES, LLC as of Dec 31, 2013, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Managing Member
Title

AJATA MEDIRATTA
Notary Public, State of New York
No. 01ME5012122
Qualified in New York County
Commission Expires Sept 17, 2015

X ______________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
GCFA Securities LLC
New York, New York

We have audited the accompanying financial statement of GCFA Securities LLC, (the Company), which comprise the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GCFA Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

GCFA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash	$	348,858
Due from broker		104
Total assets	$	348,962
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	16,174
Total liabilities		16,174
Member's Equity		332.788
Total liabilities and Member's Equity	$	348,962

The accompanying notes are an integral part of this statement

GCFA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

Note 1 - Nature of Business

GCFA Securities, LLC (the "Company") is a New York Limited Liability Company organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company primarily receives investment advisory fees.

There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2013.

Note 2 - Summary of Significant Accounting Policies

a) Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") issued FASB Statement No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15. 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovenermental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

b) Revenue Recognition

Advisory fees are recorded when earned and the earnings process is complete. Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

c) Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these are the personal responsibility of the members. The company is subject to New York City Unincorporated Business Tax

In accordance with 2013 ASC 740. Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

GCFA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

d) *Cash*
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e) *Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Related Party Transactions

The company occupies space and utilizes personnel with its Parent under an expense sharing agreement. Expenses of approximately $440,000 were allocated by the Parent to the Company and were treated as capital contributions. The Parent allocated approximately $200,000 of employee compensation, related payroll taxes and employee benefits, $32,000 for rent, $29,000 for communications, $130,000 for professional fees, and approximately $53,000 for other.

Note 4 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $332,788 which was $232,788 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital 4.869% as of December 31, 2013.

Note 5 Subsequent Events
The Company has evaluated and noted no events or transactions that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements.

A copy of the Firm's Statement of Financial Condition as of December 31, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.